

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Glenn Boehnlein
Vice President, Chief Financial Officer
STRYKER CORP
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: STRYKER CORP**
> **Form 10-K for Fiscal Year December 31, 2022**
> **Filed February 10, 2023**
> **Form 8-K Filed January 31, 2023**
> **File No. 001-13149**

Dear Glenn Boehnlein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 13

1.  Regarding your discussion and analysis of gross profit, research, development and engineering expenses, selling, general and administrative expenses, operating income, and net earnings, please revise to provide a full discussion and analysis for the US GAAP amounts with any additional necessary discussion and analysis for the non-GAAP measures to avoid giving any undue prominence to your non-GAAP results. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

2.  Please expand your analyses to quantify the impact of the factors impacting the line items when multiple factors contribute positively and/or negatively to the change or amounts

being discussed.  Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.  One example is your analysis of adjusted gross profit as a percentage of net sales in which you attribute the decline to (a) increased costs from purchases of electronic components at premium process on the spot market; (b) inflationary pressures related to labor, steel and transportation, (c) inefficiencies from supply chain disruptions, and (d) unfavorable product mix that does not quantify each of these factors.  Further, ensure that you are quantifying the impact of new products to net sales at the consolidated and segment levels in accordance with Item 303(b)(2)(iii) of Regulation S-K.

3. Please expand your disclosures of the material factors impacting the line items to provide an analysis of the underlying facts and circumstances.  Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.  One example is your reference to a change in product mix negatively impacting adjusted gross profit as a percentage of net sales without a discussion of what the change in product mix was and whether management expects this change in product mix to continue.

4. Please tell us why you have not provide a discussion and analysis of operating income at the segment level.  In this regard, we note that MedSurg and Neurotechnology's operating income as a percentage of net sales declined to 25.8% for fiscal year 2022 from 29.4% for fiscal year 2021 without an explanation as to why.  Refer to Item 303(b) of Regulation S-K for guidance.

Non-GAAP Financial Measures, page 15

5. We note you have included adjustments for "other acquisition and integration-related" charges and also "restructuring-related and other charges" in your reconciliations for the adjusted, non-GAAP measures.  Please provide us with an explanation of what specifically each of these adjustments represent and quantify the components of each of these adjustments for each period presented.  Confirm to us that you will provide a more detailed discussion of these adjustments along with quantifying the components of these adjustments for each period presented and that you will also address this comment in your earnings press releases furnished pursuant to Item 2.02 of Form 8-K.

6. Please revise your reconciliation for adjusted net earnings to present the income tax effect of the other adjustments as a separate adjustment with clear explanations of how the income taxes adjustment was calculated.  Further, provide a detailed discussion of the "tax matters" adjustments for adjusted other income (expense), net and adjusted net earnings.  As part of your response, tell us your consideration of reflecting the reversal of the tax related to repatriation of foreign earnings and United States federal audit settlement that benefited net earnings for fiscal year 2022 as adjustments to arrive at adjusted net earnings.  Refer to Questions 100.03 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.  Please address this comment in your earnings press releases furnished pursuant to Item 2.02 of Form 8-K.

Critical Accounting Policies and Estimates
Acquisitions, Goodwill and Intangible Assets, and Long-Lived Assets, page 18

7.      You recognized a $216 million goodwill impairment charge, or 7.6% of fiscal year 2022 operating income, for your Spine reporting unit, resulting in remaining goodwill of $1,002 million.  You state the impairment charge was primarily due to slower than anticipated recovery of surgery volumes as you emerge from the pandemic, competitive pressures, and rising interest rates.  The analysis of Orthopaedics and Spine net sales on page 14 describes unit volume increases in both fiscal years 2022 and 2021 for most and all Orthopaedics and Spine products, respectively.  Finally, we note that net sales for Spine was $1,146M for fiscal year 2022; $1,167 for fiscal year 2021; $1,047 for fiscal year 2020; and $1,157 for fiscal year 2019.  As such, there is a concern it may not be clear to investors what specific facts and circumstances occurred in your Spine reporting unit subsequent to your 2021 goodwill impairment assessment in which you had concluded that the reporting unit's fair value substantially exceeded the respective recorded value.  Please expand your disclosures to provide Spine reporting unit specifics of the facts and circumstances that led to the quantitative assessment and material impairment charge.  In this regard, we also did not note any disclosures in your interim reports regarding a material uncertainty with Spine's goodwill.  Please also address the following:
    •   A discussion of the degree of uncertainty associated with all of the key assumptions in the discounted cash flow analysis along with the potential impact changes in the key assumptions would have on your impairment analysis.  For example, you state that a 1% increase in the discount rate would result in an additional impairment charge but do not mention assumptions for future revenue growth, operating margin, and the weighted average cost of capital.
    •   A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.
    Refer to Item 303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Notes to Consolidated Financial Statements, page 27

8.      We note that you have recognized restructuring-related and other charges of $349 million for fiscal year 2022, $386 million for fiscal year 2021, and $458 million for fiscal year 2020, representing 12.3%, 14.9% and 20.6% of operating income, respectively.  Please tell us why you have not provided your accounting policy for recognizing restructuring charges and the disclosures required by ASC 420-10-50-1 and also SAB Topic 5:P.4 in your footnote and MD&A disclosures.

Note 11 - Income Taxes, page 35

9.      Please expand your disclosures to explain why you reversed a portion of your deferred tax liabilities for undistributed earnings during fiscal year 2022, providing the specific facts

and circumstances that led you to conclude that those earnings are now indefinitely reinvested; and to include the aggregate amount of undistributed earnings from your foreign subsidiaries that you have concluded are indefinitely reinvested in accordance with ASC 740-30-50-2.b.

Form 8-K Filed January 31, 2023

Exhibit 99.1

10.     Please revise the title of the measure you refer to as free cash flow, as the measure is not calculated in the typical manner.  Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.  Also provide an explanation to investors why management believes that excluding recall payments provides useful information regarding your liquidity and how management uses this liquidity measure.  Refer to Items 10(e)(1)(i)(c) and 10(e)(1)(i)(d) of Regulation S-K for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services